October 24, 2007

Via U.S. Mail and Facsimile

Brian Dunne
Executive Vice-President and Chief Financial Officer
ACE Aviation Holdings Inc.
5100 de Maisonneuve Boulevard West
Montreal, Quebec, Canada H4A 3T2

RE:		ACE Aviation Holdings Inc.
      Form 40-F for Fiscal Year Ended December 30, 2006
      Filed March 30, 2007
      Form 6-K filed August 14, 2006
		File No. 0-51034

Dear Mr. Dunne:

      We have reviewed your response letter dated October 16, 2007, and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the representation in your response letter dated
October
16, 2007, that Air Canada Vacations offers a variety of leisure vacation package options for Canadians to several countries and regions of the world, including Asia. In some lexicons, "Asia" includes countries generally identified as part of the Middle East, including Iran and Syria. Please advise us whether Air Canada Vacations offers vacation packages to, and whether Air Canada flies to and from, Iran, North Korea, and Syria, which are countries that
are identified as state sponsors of terrorism by the U.S.
Department
of State and subject to U.S. sanctions and export controls.  If so,
provide us the same information and materiality analysis regarding your contacts with those countries, individually and in the aggregate, as we requested in our prior comments 1 and 2 regarding your contacts with Cuba.
2. We note your response to our prior comment 2. You address the materiality of your Cuba-related operations only in terms of quantitative factors and the legality of the operations. Please expand your materiality analysis to address the possibility that your
Cuba-related operations may negatively impact your reputation and share value, in light of the investor sentiment evidenced by the various legislative and other initiatives cited as examples our prior comment.
* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Christopher W. Morgan, Esq.
		Skadden, Arps, Slate, Meagher & Flom LLP
		Fax:  (416-777-4747)

		Max Webb
		Assistant Director
	Division of Corporation Finance







Brian Dunne
ACE Aviation Holdings Inc.
October 24, 2007
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